Exhibit 12.1

AMERICAN LAWYER MEDIA, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	For the Years Ended December 31,
	2001	2002	2003
Loss from continuing operations before income taxes	$(29,713)	$(32,193)	$(4,951)

Fixed charges:
Interest expense	18,466	19,108	19,819
Rent expense(a)	1,581	1,663	1,686

Total fixed charges	$20,047	$20,771	$21,505

Earnings	$(9,666)	$(11,422)	$16,554
Ratio of earnings to fixed charges	(b )	(b )	(b	)

(a)	Represents one-third of rent expense which is deemed to be equivalent to an interest factor.

(b)	Earnings were inadequate to cover fixed charges by $29,713, $32,193 and $4,951 for the years ended December 31, 2001, 2002 and 2003, respectively.